SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                          FORM 12b-25

                                               Commission File Number 0-21986

                NOTIFICATION OF LATE FILING
(Check  One): []Form 10-K []Form 11-K []Form 20-F [XX]Form 10-Q []Form N-SAR

For Period Ended:  July 31, 1996

[ ] Transition Report  on  Form  10-K  [X]Transition Report on Form 10-Q
[ ] Transition Report  on  Form  20-F  [ ]Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
   Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                Part I.  Registrant Information
Full name of registrant      ABLE TELCOM HOLDING CORP.
Former name if applicable

Address of principal executive office (Street and number)
1601 FORUM PLACE, SUITE 1110
City, State and Zip Code  WEST PALM BEACH, FLORIDA  33401

               Part II.  Rule 12b-25 (b) and (c)
    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)
[X] (a)  The  reasons  described   in
   reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement  or
   other exhibit required by Rule 12b-25(c) has been attached if applicable.

                      Part III.  Narrative
   State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof
could  not  be filed within the prescribed time period.   (Attach
extra sheets if needed.)




    Due to hardware and software complications related to Elink and ASCII formats, the Company is unable to timely file this report.


                  Part IV.  Other Information
    (1)       Name  and telephone number of person to contact  in
regard to this notification
   DANIEL L. OSBORNE        (561)                 688-0400
- ----------------------------------------------------------------
       (Name)             (Areacode)         (Telephone number)

    (2)       Have  all  other  periodic reports  required  under
Section  13  or 15(d) of the Securities Exchange Act of  1934  or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                 [ X] Yes [  ] No
    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [  ] Yes [ X] No
    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   ABLE TELCOM HOLDING CORP.
          (Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 16, 1996 /s/ Daniel L. Osborne
                          ___________________________
                          Daniel L. Osborne
                          Chief Accounting Officer
                          Able Telcom Holding Corp.